UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

GRINDROD SHIPPING HOLDINGS LTD.
(Name of the Issuer)

GRINDROD SHIPPING HOLDINGS LTD.
(Name of Persons Filing Statement)

Ordinary shares, no par value
 (Title of Classes of Securities)

Y28895103
(CUSIP Number of Class of Securities)

GRINDROD SHIPPING HOLDINGS LTD.
Grindrod Shipping Holdings Ltd.
#03-01 Southpoint
200 Cantonment Road
Singapore 089763
65 6632 1315

Attn: Stephen Griffiths
(Name, Address and Telephone Numbers of Person Authorized To Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Philip Richter
Roy Tannenbaum
Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on October 28, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) by Grindrod Shipping Holdings Ltd., a public company incorporated under the laws of the Republic of Singapore (“Grindrod” or the “Company”), as amended by the Rule 13e-3 Transaction Statement on Schedule 13E-3 (Amendment No. 1) filed by the Company with the SEC on November 29, 2022  (the “Schedule 13E-3”) , relating to the cash tender offer by Good Falkirk (MI) Limited, a Republic of Marshall Islands company (“the Offeror”), a wholly owned subsidiary of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“TMI”), to acquire up to 100% of the ordinary shares, no par value (collectively, the “Shares”), of the Company other than Shares held by the Offeror and other than Shares held in treasury, at a price of $21.00 per Share, payable to the holder thereof in cash, without interest thereon (the “Offer Price”), paid in conjunction with the payment of a special dividend of $5.00 per Share by the Company on December 1, 2022, representing aggregate consideration to the holders of Shares of $26.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”) and further described below, and in the related form of Letter of Transmittal (as amended or supplemented from time to time, each a “Letter of Transmittal”, and which, together with the Offer to Purchase, constitute the “Offer”), in accordance with Regulations 14D and 14E under the Securities Exchange Act of 1934, as amended, and the Singapore Code on Take-overs and Mergers, subject to certain exemptions granted by the SEC and the Securities Industry Council.

The information in the Schedule 13E-3 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 13E-3, except that such information is amended and supplemented to the extent provided in this Amendment No. 2. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13E-3.

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9, filed by the Company with the SEC on October 28, 2022, the information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (Amendment No. 1), filed by the Company with the SEC on November 18, 2022, the information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (Amendment No. 2), filed by the Company with the SEC on November 29, 2022 and the information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (Amendment No. 3), filed by the Company with the SEC on December 20, 2022, a copy of which is attached hereto as Exhibit (a)(2)(ii), and the information contained in the Tender Offer Statement (Amendment No. 1) on Schedule TO, filed by TMI and the Offeror with the SEC on October 31, 2022, the information contained in the Tender Offer Statement (Amendment No. 2) on Schedule TO, filed by TMI and the Offeror with the SEC on November 7, 2022, the information contained in the Tender Offer Statement (Amendment No. 3) on Schedule TO, filed by TMI and the Offeror with the SEC on November 29, 2022 and the information contained in the Tender Offer Statement (Amendment No. 4) on Schedule TO, filed by TMI and the Offeror with the SEC on December 20, 2022, a copy of which is attached hereto as Exhibit (a)(1)(vi), is incorporated into this Amendment No. 2 by reference, and amends, supplements and restates, as the case may be, the Schedule 13E-3.

All information contained in this Amendment No. 2 and the Schedule 13E-3 concerning the Company, TMI and the Offeror has been provided by such person and not by any other person.

Item 15.	Additional Information.

Item 15 of the Schedule 13E-3 is hereby amended and supplemented to include the following as a new paragraph at the end of “(a), (b) The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference”:

“(d) Expiration and Results of the Subsequent Offering Period.

Computershare Trust Company, N.A., the depositary for the Offer, has advised that, as at 11:59 p.m., New York time, on December 19, 2022, a total of 1,839,787 Shares had been validly tendered pursuant to the Offer during the Subsequent Offering Period, representing approximately 9.45% of the outstanding Shares (including the number of Shares resulting from the valid vesting and settlement in full of the Company Forfeitable Shares). All Shares that were validly tendered during the Subsequent Offering Period, on the terms and subject to the conditions and restrictions of the Offer, have been accepted for payment. As at 11:59 p.m., New York time, on December 19, 2022, a total of 16,206,365 Shares are held by the Offeror and its affiliates or have been validly tendered to the Offeror (including the Shares that have been validly tendered during the Subsequent Offering Period), representing 83.23% of the outstanding Shares (including the number of Shares resulting from the valid vesting and settlement in full of the Company Forfeitable Shares).

The announcements announcing the expiration and results of the Subsequent Offering Period are attached hereto as Exhibits (a)(5)(xi) through (a)(5)(xiv) to this Schedule 13E-3 and are incorporated herein by reference.”

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(vi)	Tender Offer Statement (Amendment No. 4) on Schedule TO, dated December 20, 2022 (incorporated by reference to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

(a)(2)(ii)
Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated December 20, 2022 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on December 20, 2022).

(a)(5)(xi)
Joint Announcement of the Expiration and Results of the Subsequent Offering Period issued by TMI and the Company, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(K) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

(a)(5)(xii)
Announcement of the Final Level of Acceptances and Closure of the Offer issued by TMI and Offeror on the Regulatory News Service of the London Stock Exchange, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

(a)(5)(xiii)
Announcement of the Final Level of Acceptances and Closure of Voluntary Cash Offer issued by the Company on the Stock Exchange News Services of the Johannesburg Stock Exchange, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(M) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

(a)(5)(xiv)	Press Summary issued by TMI, dated December 20, 2022 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO filed by TMI and the Offeror with the SEC on December 20, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Grindrod Shipping Holdings Ltd.

	By:	/s/ Stephen Griffiths
	Name:	Stephen Griffiths
	Title:	Chief Financial Officer and Interim Chief Executive Officer

Dated: December 20, 2022